UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 0-29350

VASOGEN INC.
(Translation of registrant’s name into English)

2505 MEADOWVALE BOULEVARD MISSISSAUGA, ONTARIO L5N 5S2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT LIST

Exhibit	Description

99.1	Voting Agreement, dated August 12, 2009, between Sharon D. Will, IntelliPharmaCeutics Ltd. and Vasogen Inc.

99.2	Voting Agreement, dated August 12, 2009, between OZF Investment LLC, IntelliPharmaCeutics Ltd. and Vasogen Inc.

99.3	Voting Agreement, dated August 12, 2009, between Bridge Ventures, Inc., IntelliPharmaCeutics Ltd. and Vasogen Inc. with respect to 165,000 shares of common stock of IntelliPharmaCeutics Ltd

99.4	Voting Agreement, dated August 12, 2009, between Bridge Ventures, Inc., IntelliPharmaCeutics Ltd. and Vasogen Inc. with respect to 309,988 shares of common stock of IntelliPharmaCeutics Ltd

99.5	Voting Agreement, dated August 12, 2009, between SMACS Holding Corp., IntelliPharmaCeutics Ltd. and Vasogen Inc.

99.6	Voting Agreement, dated August 12, 2009, between Dianne Will, IntelliPharmaCeutics Ltd. and Vasogen Inc.

99.7	Voting Agreement, dated August 12, 2009, between Gerald A. Brauser, IntelliPharmaCeutics Ltd. and Vasogen Inc.

99.8	Voting Agreement, dated August 12, 2009, between The Gerald A Brauser Irrevocable Trust, IntelliPharmaCeutics Ltd. and Vasogen Inc.

99.9	Voting Agreement, dated August 12, 2009, between Patricia Nugent, IntelliPharmaCeutics Ltd. and Vasogen Inc.

99.10	Voting Agreement, dated August 12, 2009, between Baji Palkhniwala, IntelliPharmaCeutics Ltd. and Vasogen Inc.

99.11	Voting Agreement, dated August 12, 2009, between Christine C. Palkhiwala, IntelliPharmaCeutics Ltd. and Vasogen Inc.

99.12	Voting Agreement, dated August 12, 2009, between Alan D. Wolfson, IntelliPharmaCeutics Ltd. and Vasogen Inc.

99.13	Voting Agreement, dated August 12, 2009, between Brino Investment Limited, IntelliPharmaCeutics Ltd. and Vasogen Inc.

99.14	Voting Agreement, dated August 12, 2009, between Tisu Investment Limited, IntelliPharmaCeutics Ltd. and Vasogen Inc.

99.15	Voting Agreement, dated August 12, 2009, between Par Pharmaceutical, Inc., IntelliPharmaCeutics Ltd. and Vasogen Inc.

99.16	Voting Agreement, dated August 12, 2009, between Urs Brunner, IntelliPharmaCeutics Ltd. and Vasogen Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASOGEN INC. (Registrant)
	By:	/s/ Graham Neil
Date: September 10, 2009		Name: Graham Neil Title: Vice President, Finance and Chief Financial Officer